LGI HOMES, INC.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas 77380
September 11, 2018
BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tracey Houser, Staff Accountant
Office of Manufacturing and Construction
Re: LGI Homes, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Response filed August 28, 2018
File No. 001-36126
Ladies and Gentlemen:
Set forth below please find the response of LGI Homes, Inc., a Delaware corporation (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2018 (the “Comment Letter”), with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 27, 2018. For your convenience, our response corresponds to the captions and numbering included in the Comment Letter and is prefaced by the text of the Staff’s comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2017
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 32

1.
While we understand that your business model focus may be different from your competitors, it remains unclear why the homebuilding backlog data that you provide at the consolidated level would not also be useful information for investors at the reportable segment level. To the extent that the information is readily available, please provide the homebuilding backlog data at the reportable segment level in addition to the consolidated level.

Response
The Company acknowledges the Staff’s comment concerning providing our homebuilding backlog data at the operating segment level. As discussed on our telephone call with the Staff on September 6, 2018, we hereby confirm that while we report our homebuilding backlog data at the consolidated level, we currently do not provide or use backlog data at any level of management for the assessment of our business, including our operating segment level.
* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Tim Taylor of Baker Botts L.L.P. at (713) 229-1184 or Charles Merdian, the Company’s Chief Financial Officer and Treasurer, at (281) 362-8998, ex. 2535.

Very truly yours,

LGI HOMES, INC.

By:	/s/ Charles Merdian
Name: Charles Merdian
Title: Chief Financial Officer and Treasurer

cc:	Eric T. Lipar, LGI Homes, Inc.
Scott Garber, LGI Homes, Inc.
Marta Cazares, LGI Homes, Inc.
Timothy S. Taylor, Baker Botts L.L.P.
Lakshmi Ramanathan, Baker Botts L.L.P.